

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Bob Shanks
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

   Re: Ford Motor Company
     Form 10-K for Fiscal Year Ended December 31, 2017
     Filed February 8, 2018
     Form 8-K Furnished April 25, 2018
     Form 10-Q for Quarterly Period Ended March 31, 2018
     Filed April 26, 2018
     File No. 001-03950

Dear Mr. Shanks:

  We have reviewed your April 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished April 25, 2018

2018 First Quarter Financial Results, page 1

1. We note you present here and on page 12 of your earnings release, the measure Company Adjusted EBIT Margin. Please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

Form 10-Q for Quarterly Period Ended March 31, 2018

Item 2. Management's Discussion and Analysis
Results of Operations
Company, page 32

2.   In your tabular disclosure titled Company Key Metrics Summary you provide the non-GAAP measures Company Adjusted EBIT Margin and Adj. Effective Tax Rate without presenting the comparable GAAP measures with equal or greater prominence. Also, in the ensuing discussion and the highlighted text box to the right of the table, please ensure any discussion regarding non-GAAP measures is preceded by an equal or more prominent discussion of the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non GAAP C&DI's.

3.   Please revise the naming of your non-GAAP measure, Company Operating Cash Flow, so it is not similar to the terminology Operating Cash Flows used in ASC 230. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Outlook
2018 FY Outlook, page 56

4.   We note you present outlook guidance for your non-GAAP measure "Operating Cash Flow." Please present the comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the most directly comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the second to last bullet in Question 102.10 of the non-GAAP C&DI's.

        You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

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